

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2018

Mark W. Berger
Chief Executive Officer
EQUIFAX INC
1550 Peachtree Street, N.W.
Atlanta, GA 30309

      Re: EQUIFAX INC
          Form 10-K for fiscal year ended December 31, 2017
          Filed March 1, 2018
          File No. 001-06605

Dear Mr. Berger:

    We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 10-K filed March 1, 2018

Business
2017 Cybersecurity Incident, page 2

1.   In future filings, please expand your disclosure of the 2017 cybersecurity incident to discuss the origins of the cybersecurity breach and the material events that transpired once the company received notice on March 8, 2017 of the Apache Struts software vulnerability, or tell us why such disclosure is inappropriate. In this regard, we note the material information provided by your former Chief Executive Officer in his October 3, 2017 Congressional Testimony detailing the origins of the cybersecurity breach and the company's related actions.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

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